EXHIBIT 21.0

LIST OF SUBSIDIARIES

Humphrey Hospitality Trust, Inc. owns 100% of the voting securities of the corporations listed below.

Subsidiary	Jurisdiction of Incorporation
Humphrey Hospitality REIT Trust	Maryland
E&P REIT Trust	Maryland
TRS Leasing, Inc.	Virginia
Supertel Hospitality Management, Inc.	Maryland

The Company, either directly or through its subsidiaries, owns the following partnership or limited liability company interests:

Name	State of Formation	Partnership Interest
Humphrey Hospitality Limited Partnership	Virginia	98%
E&P Financing Limited Partnership	Maryland	100%
Solomons Beacon Inn Limited Partnership	Maryland	100%
TRS Subsidiary, LLC	Delaware	100%
Solomons GP LLC	Delaware	99%